SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company") hereby informs its shareholders and the market in general that received, on July 12, 2016, the Official Letter of the BM&FBovespa ("Bovespa") No. 2736/2016-SAE/GAE 2, transcribed below, requesting clarification regarding news published by the newspaper "Valor Econômico", about alleged IPO of its subsidiary Furnas Centrais Elétricas S/A ("Furnas").

Free Translation Official Letter 2736/2016-SAE/GAE 2:

“Official Letter 2736/2016-SAE/GAE 2

Ref.: Request for clarification on the news published in the media

Dear Officers,

In an article published by the newspaper Valor Econômico, on July 12, 2016, states, among other information, that:

✓  The sale of a  part of the share capital of Furnas, a subsidiary of Eletrobras, can represents R$ 8 billion to R$ 10 billion;

✓  The opening model of Furnas capital, created by demand of the current CEO of the state company, provides that the offer of shares will br made in two stages, to capture the recovery after the changes in the governance of the company;

✓  The first proposal is to be sold 30% of the company share capital, and in the second stage would be offered another 19%.

We have not identified this information in the documents submitted by this company through the Empresas.NET system. In case of contradiction, please provide the document and the pages containing the information and the date and time in which this information was sent.

It is noteworthy that the company should disclose periodic information, and any other information of interest to the market through the Empresas.NET system, ensuring its full and immediate disclosure and fair treatment of investors and other market participants.

That said, we request clarification on the highlighted items until July 13,2016, subject to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with confirmation or not, as well as other information deemed important.

We emphasize the obligation, willing in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire the management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

MARKET ANNOUNCEMENT

The file to be sent must be transcribed the above request before the reply of this company.

This request is within in the scope of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 12, 2011, and its non-compliance may subject the company to the possible application of punitive fine by the Companies Relations Superintendence of CVM - SEP CVM,  according to the provisions of CVM Instruction 452/07.

Regards,

 Nelson Barroso Ortega

Company Monitoring Management”

Regarding the Official Letter transcribed above, the Company clarifies that:

1. Through the market Announcements of January 14, 2016 and June 9, 2016, the Company has clarified that, on this date, there is no studies, reviews or approvals from Eletrobras governing bodies in relation to such transaction or any other involving Furnas, and that, moreover, is not the Company's knowledge, at this time, any government authorization for the operation of reference;

2. As also highlighted in these Announcements, any analysis that may exist at the moment is preliminary and would be in the Furnas ambito, and it is a study among many others, aiming atthe possible ways of fundraising by the subsidiary, without any authorization of the Furnas Board of Directors.

3. Given the above, there is no new fact that should be disclosed to the market, since the information on the subject has been previously clarified by the Company, through the appropriate channels.

Rio de Janeiro, July 12, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.